As filed with the Securities and Exchange Commission on October 5, 2006
Registration No. 333-XXXXX

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Petroleum Development Corporation
(Exact name of registrant as specified in its charter)

Nevada
(State or other jurisdiction of incorporation or organization)

95-2636730
(I.R.S. Employer Identification No.)

103 East Main Street
Bridgeport, West Virginia 26330
(Address of Principal Executive Offices) (Zip Code)

Petroleum Development Corporation 401(k) and Profit Sharing Plan
(Full title of the plan)

Steven R. Williams
Chief Executive Officer and Chairman
Petroleum Development Corporation
103 East Main Street
Bridgeport, West Virginia 26330
(Name and address of agent for service)

(304) 842-3597
(Telephone number, including area code, of agent for service)

Copy to:

Laurence S. Lese, Esquire
Duane Morris LLP
1667 K Street, NW, Suite 700
Washington, DC 20006
(202) 776-7800

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered (1)	Proposed Maximum offering price per share (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee
Common Stock, par	250,000 shares	$36.96	$9,240,000	$989

value $.01 per share

(1) In addition, pursuant to Rule 416(c) under the Securities Act of 1933, this registration statement (the "Registration Statement") also covers an indeterminate amount of interests to be offered or sold pursuant to the Petroleum Development Corporation 401(k) and Profit Sharing Plan (the "Plan").

(2) Pursuant to paragraph (h) of Rule 457, the proposed maximum offering price per share and the proposed maximum aggregate offering price have been computed on the basis of $36.96 per share, the average of the high and low sales prices of the common stock of the Company on the Nasdaq Global Select Market on October 3, 2006 (on the basis of the SEC's § 6(b) registration fee of $107 per million).

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 3.   Incorporation of Documents by Reference.

The following material is incorporated herein by reference:

(a)   The Form 10-K Annual Report for the year ended December 31, 2005.

(b)   The Form 10-Q Quarterly Reports for the quarters ended March 31, 2006 and June 30, 2006.

(c)   PDC's Current Reports on Form 8-K filed on January 4, 2006; January 10, 2006; January 12, 2006; January 17, 2006; January 19, 2006; February 1, 2006; February 16, 2006; March 6, 2006; March 10, 2006; March 21, 2006; March 30, 2006; April 3, 2006; April 5, 2006; April 14, 2006; May 15, 2006; May 26, 2006; June 5, 2006; June 13, 2006; June 29, 2006; July 3, 2006; July 5, 2006; July 6, 2006; July 7, 2006; July 11, 2006; July 21, 2006; July 27, 2006; August 11, 2006; September 6, 2006; September 13, 2006; September 14, 2006; and September 19, 2006; and

(d)   The description of PDC's Common Stock as set forth under the caption "Description of Capital Stock" presented on pages 43-44 in the prospectus portion of PDC's Form S-2 Registration Statement, SEC File No. 333-36369, filed with the Commission on October 31, 1997 and PDC's SEC Rule 424(b)(3) prospectus dated November 4, 1997, filed with the Commission on or about November 4, 1997.

PDC additionally incorporates by reference herein all documents subsequently filed by PDC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the filing of a post-effective amendment which indicates that all the securities offered have been sold or which deregisters all securities then remaining unsold, and deems such documents to be incorporated by reference into this Registration Statement and to be part of this Registration Statement from the dates of filing such documents. Copies of these documents will not be filed with this Registration Statement. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that such statement is modified or superseded by a subsequently filed document which also is or is deemed to be incorporated by reference into this Registration Statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Registration Statement except as so modified or superseded.

Item 4.   Description of Securities.

No answer to this item is required because the class of securities to be offered is registered under Section 12 of the Exchange Act.

Item 5.   Interests of Named Experts and Counsel.

The validity of the issuance of the shares of common stock registered under this Registration Statement will be passed upon for the Company by Duane Morris LLP, Washington, DC. As of October 5, 2006, attorneys at Duane Morris LLP who have recently provided substantive legal services for the

Company beneficially owned zero shares of the Company's outstanding common stock

Item 6.   Indemnification of Directors and Officers.

PDC's **bylaws** contain provisions providing that PDC shall indemnify any person who was or is a party or threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or other agent of PDC, or is or was serving at the request of PDC as a director, officer, employee, or other agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with that proceeding, if that person acted in good faith and in a manner that person reasonably believed to be in the best interests of PDC, and in actions by PDC with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances, and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of that person was unlawful.

To the extent that any director, officer, employee or other agent of PDC has been successful on the merits in defense of any proceeding referred to in the bylaws, that person shall be indemnified against expenses actually and reasonably incurred by that person in connection with that proceeding. Except as provided in the preceding sentence, any indemnification may be made by PDC only if authorized in the specific case upon a determination that indemnification of the director, officer, employee or other agent is proper in the circumstances because that person has met the applicable standard of conduct set forth in the bylaws by (a) a majority vote of a quorum consisting of directors who are not parties to the proceeding; (b) approval by the affirmative vote of a majority of the shares of PDC represented and voting at a duly held meeting at which a quorum is present (which shares voting affirmatively also constitute at least a majority of the required quorum); or (c) the court in which the proceeding is or was pending, upon application made by PDC or the subject person or the attorney or other person rendering the services in connection with the defense, whether or not the application by the subject person, attorney or other person is opposed by PDC.

Expenses incurred in defending any proceeding may be advanced by PDC before the final disposition of the proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee or other agent of PDC to repay the amount of the advance unless it shall be determined ultimately that the subject person is entitled to be indemnified as authorized by the bylaws.

PDC's **Articles of Incorporation** provide that no director or officer of PDC shall be personally liable to PDC or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability for (i) an act or omission that involves intentional misconduct, fraud or a knowing violation of the law; (ii) an act or omission for which the liability of a director or officer is expressly provided for by an applicable statute, including the liability for payment of distributions in violation of Section 78.300 of the Nevada Revised Statues; and (iii) any other act, omission, transaction or breach of duty as to which any applicable statute, rule or regulation provides that the liability of directors or officers may not be eliminated or limited.

Item 7.   Exemption from Registration Claimed.

No answer to this item is required because no restricted securities are to be reoffered or resold pursuant to this Registration Statement.

Item 8.   Exhibits.

The Company hereby undertakes that it will submit or has submitted the Plan and any amendment thereto to the Internal Revenue Service (the "IRS") in a timely manner and has made or will make all changes required by the IRS in order to qualify the Plan.

4.1	Petroleum Development Corporation 401(k) and Profit Sharing Plan Summary Plan Description.
5	Opinion of Duane Morris LLP.
23.1	Consent of KPMG LLP.
23.2	Awareness Letter of KPMG LLP.
23.3	Consent by Wright & Company, Inc.
23.4	Consent of Ryder Scott Company, LLP.
23.5	Consent of Duane Morris LLP (included with its opinion filed as Exhibit 5).

Item 9.   Undertakings.

The undersigned hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)   To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraph (1)(i) and (1)(ii) shall not apply if the registration statement is on Form S-8, and if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Filings Incorporating Subsequent Exchange Act Documents by Reference

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

Indemnification of Directors and Officers

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Bridgeport, West Virginia on October 5, 2006.

PETROLEUM DEVELOPMENT CORPORATION

By:/s/ Steven R. Williams
Steven R. Williams
Chief Executive Officer and Chairman

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date
/s/ Steven R. Williams Steven R. Williams	Chief Executive Officer and Chairman (principal executive officer)	October 5, 2006
/s/ Darwin L. Stump Darwin L. Stump	Chief Financial Officer (principal financial and accounting officer)	October 5, 2006
/s/ Thomas E. Riley Thomas E. Riley	President and a Director	October 5, 2006
/s/ Vincent F. D'Annunzio Vincent F. D'Annunzio	Director	October 5, 2006
/s/ Jeffrey C. Swoveland Jeffrey C. Swoveland	Director	October 5, 2006
/s/ Kimberly Luff Wakim Kimberly Luff Wakim	Director	October 5, 2006
/s/ David C. Parke David C. Parke	Director	October 5, 2006

The Plan. Pursuant to the requirements of the Securities Act of 1933, the administrator of the Plan has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Bridgeport, West Virginia on October 5, 2006.

PETROLEUM DEVELOPMENT CORPORATION

By:/s/ Darwin L. Stump
       Darwin L. Stump, Administrator

EXHIBIT INDEX

Exhibit No.	Exhibit Description
4.1	Petroleum Development Corporation 401(k) and Profit Sharing Plan Summary Plan Description.
5	Opinion of Duane Morris LLP.
23.1	Consent of KPMG LLP.
23.2	Awareness Letter of KPMG LLP.
23.3	Consent of Wright & Company, Inc.
23.4	Consent of Ryder Scott Company, LLP.
23.5	Consent of Duane Morris LLP (included with its opinion filed as Exhibit 5).